UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

National Energy Services Reunited Corp.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G6375R107
(CUSIP Number)

Paul Myers
Waha Capital PJSC
Levels 42-43, Tower 3
Etihad Towers, P.O. Box 28922
Abu Dhabi, United Arab Emirates
+971 2 667 7343
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6375R107	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Capital PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,059,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,059,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 90,852,607 ordinary shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 24, 2021 as reported by NESR in its proxy statement for its 2021 annual general meeting filed as exhibit 99.1 to a Form 6-K filed on June 4, 2021.

SCHEDULE 13D

CUSIP No. G6375R107	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Waha Energy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,059,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,059,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G6375R107	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NESR SPV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,059,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,059,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,059,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) previously filed by the Reporting Persons with the Securities and Exchange Commission on June 18, 2018. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)       All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 90,852,607 ordinary shares, no par value, of NESR outstanding as of May 24, 2021 as reported by NESR in its proxy statement for its 2021 annual general meeting filed as exhibit 99.1 to a Form 6-K filed on June 4, 2021.

As of June 16, 2021, Waha and NESR SPV may each be deemed to beneficially own an aggregate of 4,059,035 Shares, representing approximately 4.5% of the outstanding Shares.

As of June 16, 2021, Waha Energy may be deemed to beneficially own an aggregate of 4,059,035 Shares, representing approximately 4.5% of the outstanding Shares.

The Reporting Persons may be deemed to be members of a “group” with each other for purposes of Section 13(d) or Section 13(g) under the Securities Act of 1933, as amended (the “Act”). Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Shares beneficially owned by the other members of such group.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of their directors and executive officers may be deemed to beneficially own any Shares other than as set forth herein.

(b)        Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated herein.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) or Section 13(g) under the Act. Each of the Reporting Persons disclaims the existence of a “group” with each other and disclaims beneficial ownership of any of the Shares beneficially owned by the other members of such group.

(c)      This Amendment reports that, through the date hereof, NESR SPV distributed 4,096,629 Shares to former NESR SPV shareholders in exchange for their shares of NESR SPV and executed sales of 1,500,000 Shares.

(d)       No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e)       As of June 16, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's ordinary shares. This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2021

WAHA CAPITAL PJSC

By:	/s/ Paul Myers
Name: Paul Myers
Title: General Counsel

WAHA ENERGY LIMITED

By:	/s/ Simon Reeves
Name: Simon Reeves
Title: Director

NESR SPV LIMITED

By:	/s/ Atakan Mete
Name: Atakan Mete
Title: Director